September 28, 2010
VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4720

Attn:	Jeffrey P. Riedler
Keira Nakada
Gus Rodriguez
Rose Zukin

	Re:	Endocyte, Inc.
Registration Statement on Form S-1
File No. 333-168904
Initially filed on August 17, 2010
Amendment No. 1 filed on September 28, 2010
Ladies and Gentlemen:
          On behalf of Endocyte, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 13, 2010 relating to the Company’s Registration Statement on Form S-1 (File No. 333-168904) filed with the Commission on August 17, 2010 (the “Registration Statement”).
          The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 1.
          In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
          Registration Statement on Form S-1
          General
1.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we

U.S. Securities and Exchange Commission
September 28, 2010

have not cited as examples, please make the appropriate changes in accordance with our comments.
          RESPONSE TO COMMENT 1:
          The Company acknowledges the Staff’s comment and notes that where examples are provided to illustrate what the Staff means by its comment, they are examples and not complete lists. The Company has also incorporated into the Amendment No. 1 additional changes not specifically cited by the Staff’s comments, to the extent such changes reflect appropriate responses to the Staff’s comments.
2.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
          RESPONSE TO COMMENT 2:
          The Company acknowledges the Staff’s comments and advises the Staff that it intends to file an amendment containing pricing-related information prior to circulation of the prospectus.
3.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.
          RESPONSE TO COMMENT 3:
          The Company acknowledges the Staff’s comment and advises the Staff that it intends to include a bona fide price range in a pre-effective amendment to the Registration Statement.
4.	Wherever appropriate, please describe the credit facility that you entered into with MidCap Financial and Silicon Valley Bank on August 30, 2010, as described on your website. In addition, please file the credit facility agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.
          RESPONSE TO COMMENT 4:
          The Company has revised its disclosure to describe the credit facility that the Company entered into with MidCap Financial and Silicon Valley Bank on August 27, 2010. Additionally, the Company has filed with this Amendment No. 1 the definitive agreements related to this credit facility as Exhibits 4.5, 4.6 and 10.17.
5.	Please expand your filing to provide the information required by Item 201(d) of Regulation S-K regarding securities authorized for issuance under equity compensation plans.
          RESPONSE TO COMMENT 5:
          The Company respectfully advises the Staff that the Company does not believe the disclosure required by Item 201(d) of Regulation S-K is applicable to the Registration Statement based upon Instruction 9 to Item 201(d) of Regulation S-K.

U.S. Securities and Exchange Commission
September 28, 2010

6.	Please refer to the graphics that follow the Prospectus Cover Page. Please clarify on this page that the information on this page describes drug candidates in clinical trials, that the company has no approved drugs or diagnostics, and that the company has not generated any revenue from commercial sales to date. In addition, please refrain from using acronyms at this point in the prospectus. Specifically, you should use the term “small molecule drug conjugates” or drug candidates rather than SMDCs.
          RESPONSE TO COMMENT 6:
          The Company has revised its disclosure to clarify that the information on this page describes drug candidates in clinical trials, that the Company has no approved drugs or diagnostics, that the Company has not generated any revenue from commercial sales of its drugs or diagnostics to date, and to define the acronym SMDC and utilize small molecule drug conjugates in each instance in the text.
          Summary
7.	Please expand your Prospectus Summary to provide a separately-captioned subsection discussing the terms of your material in-licensing agreements, including the agreement with Purdue University. We note that you have filed two license agreements with Purdue University as exhibits to your registration statement. If you have other material in-licensing agreements, please file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.
          RESPONSE TO COMMENT 7:
          The Company has revised its disclosure in the Prospectus Summary to describe the terms of its material in-licensing agreements. The Company also confirms that that it has no other material in-licensing agreements.
8.	Please expand your disclosure in the “Overview” subsection to clarify that you have no approved drug or diagnostics, and that you have not generated any revenue from commercial sales to date.
          RESPONSE TO COMMENT 8:
          The Company has revised its disclosure to clarify that the Company has no approved drug or diagnostics, and that the Company has not generated any revenue from commercial sales of its drugs or diagnostics to date.
9.	You state on page 1 that EC145 increased progression free survival with a 105 percent improvement over standard therapy (p=0.014). Please revise your discussion to briefly describe what the term “p” signifies. Please provide similar information for the term “n” on page 70.
          RESPONSE TO COMMENT 9:

U.S. Securities and Exchange Commission
September 28, 2010

          The Company has revised its disclosure on page 1 and on page 72 to provide definitions for “p” and “n”, respectively.
10.	Please expand your disclosure in the “Lead SMDC Candidate (EC145) and Advanced Clinical Trials” subsection to disclose that you will have to conduct additional studies in order to be able to file NDAs, that the results of these studies may not duplicate earlier tests regarding safety and efficacy, and that the FDA may not determine that your product candidates are safe enough and effective enough to be approved for commercial sale.
          RESPONSE TO COMMENT 10:
          The Company has revised its disclosure to disclose that the Company may have to conduct additional studies in order to be able to file NDAs, that the results of these studies may not duplicate earlier tests regarding safety and efficacy, and that the FDA may not determine that the Company’s product candidates are safe enough and effective enough to be approved for commercial sale.
          Risk Factors
          “Our development activities could be delayed or stopped for a number of reasons . . .” page 15
11.	We note your bulleted list of conditions or factors that may delay or prevent your current and planned clinical trials, If any of the bulleted factors or circumstances have been a problem for you, or threatened the progress of your product development efforts, please consider a separately captioned risk factor disclosing the nature of these problems or potential problems.
          RESPONSE TO COMMENT 11:
          The Company has revised its disclosure to give specific examples from the bulleted factors on page 15 for actual instances of delay that it has experienced.
          “We will require substantial additional funding which may not be available to us . . .” page 17
12.	Please expand your disclosure to state your current working capital.
          RESPONSE TO COMMENT 12:
          The Company has revised its disclosure to indicate its working capital balance as of June 30, 2010.
          “We are subject to risks associated with the availability of key raw materials . . .” page 22
13.	We note your disclosure in this risk factor that your EC20 companion imaging diagnostic requires the use of Tc-99m, and there is a limited supply of Tc-99m worldwide. Please expand your disclosure to discuss your inventory of Tc-99m, and how long you expect this inventory to satisfy your needs for this raw material. If you are dependent upon one supplier for this raw material, please disclose the identity of this supplier in the Manufacturing subsection of your Business section, the

U.S. Securities and Exchange Commission
September 28, 2010

material terms of any written agreement, and file the agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.
          RESPONSE TO COMMENT 13:
          The Company has revised its disclosure to discuss the Company’s Tc-99m requirements.
          The Company supplementally advises the Staff that it does not source or maintain its own supply of Tc-99m. Although Tc-99m is used in various nuclear medicine diagnostics utilized by healthcare providers, Tc-99m has a very short half-life (six hours). Accordingly, as described in the risk factor, the healthcare providers extract Tc-99m from generators which use molybdenum-99. Molybdenum-99 itself has a short half life (2.75 days) and is sent directly to the nuclear medicine pharmacy directly from one of the five reactors. Accordingly, Tc-99m diagnostics are made on-site at the clinic, and neither Tc-99m nor molybdenum-99 can be inventoried.
          Use of Proceeds
14.	Please expand your disclosure to clarify whether you expect that the proceeds from this offering will be sufficient for conducting all additional Phase II and Phase III trials needed through the filing of NDAs for the use of EC145 and EC20 for both PROC and NSCLC. In this regard, it appears that second Phase III trials may be necessary in order to demonstrate sufficient Overall Survival prior to granting approval for both PROC and NSCLC. When you refer to Phase III trials being funded by the proceeds of this offering, please clarify whether you are referring to one Phase III trial for each indication, or Phase III in its entirety.
          RESPONSE TO COMMENT 14:
          The Company has revised its disclosure to address the Staff’s comment.
          Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates
          Stock-based Compensation, page 46
15.	You determined the fair value of your common stock in the initial public offering and sale of the company scenarios based on the values of biotech companies comparable in terms of disease focus, stage of clinical trials and size. Please address the following:
•	Disclose how the biotech companies used to determine the fair value of your common stock are comparable to you in terms of disease focus, stage of clinical trials and size;

•	Tell us the names of the biotech companies that you consider comparable to you;

•	Tell us how you factored your high financial leverage based on actual and pro forma results as of June 30, 2010 in selecting comparable public entities;

•	Tell us how you factored in that you will not have product sales and presumably earnings or cash flows until at least 2013 in selecting comparable public companies;

•	Disclose the risk adjusted rate of return used to discount the values of your cash flows and common stock; and

U.S. Securities and Exchange Commission
September 28, 2010

•	Disclose the value of your equity, including both common stock options and preferred stock warrants, at June 30, 2010.
          RESPONSE TO COMMENT 15:
          The Company has provided additional information and has revised its disclosure to address the Staff’s comments.
          In response to the first bullet point above addressing how comparable biotech companies are used to determine the fair value of the Company’s common stock, the Company assesses the value of its common stock through the use of scenario analysis. In the Company’s June 30, 2010 valuation of its common stock, the Company worked with scenarios that encompassed liquidity events, initial public offerings and acquisitions of such companies, where the Company assumed EC145 to be at the end of a phase 2 clinical trial or in a phase 3 clinical trial. To that effect the Company has different groups of comparable companies for different exit assumptions. For example, for the phase 2 scenarios the Company uses comparable companies that were in or at the end of their phase 2 studies at the time of their initial public offerings and acquisitions of such companies.
          Because the Company considers the stage of development to be a strong driver of value, the Company did not limit the disease area to oncology companies alone. The comparable companies selected include companies that focus on drug development addressing a variety of diseases including oncology, genetic, gastrointestinal, metabolic, autoimmune, nervous system, pain, cardiology and HIV. A great majority of these companies had limited or no revenues at the time of their exit event.
          In response to the second bullet point above, the Company respectfully advises the Staff that names of the biotech companies that it considers comparable to the Company are:
Phase 2 Initial Public Offerings
Achillion Pharmaceuticals, Inc.
Affymax, Inc.
Alexza Pharmaceuticals Inc.
Altus Pharmaceuticals Inc.
Amicus Therapeutics, Inc.
ARYx Therapeutics, Inc.
Bioheart, Inc.
Cleveland BioLabs, Inc.
Coley Pharmaceutical Group, Inc.
CombinatoRx Inc.
Infinity Pharmaceuticals, Inc.
Molecular Insight Pharmaceuticals, Inc.
Pharmasset, Inc.
Sunesis Pharmaceuticals Inc.
Synta Pharmaceuticals Corp.
Targacept, Inc.
Trubion Pharmaceuticals Inc.

U.S. Securities and Exchange Commission
September 28, 2010

Phase 3 Initial Public Offerings
Acorda Therapeutics, Inc.
ARYx Therapeutics, Inc.
AVEO Pharmaceuticals, Inc.
Biodel Inc.
Cadence Pharmaceuticals Inc.
Cumberland Pharmaceuticals, Inc.
Emergent BioSolutions, Inc.
Gentium S.p.A
Jazz Pharmaceuticals, Inc.
NeurogesX, Inc.
Omeros Corporation
Optimer Pharmaceuticals, Inc.
Orexigen Therapeutics, Inc.
Osiris Therapeutics, Inc.
Simcere Pharmaceutical Group.
Somaxon Pharmaceuticals, Inc.
Tongjitang Chinese Medicines Co.
Vanda Pharmaceuticals, Inc.
Xenoport, Inc.
Phase 2 Sales of Companies
Alantos Pharmaceuticals Holding, Inc.
Arana Therapeutics Limited
Bioenvision, Inc.
Biolipox AB
BiPar Sciences, Inc.
CuraGen Corporation
IDM Pharma, Inc.
Pharmacopeia, Inc.
Predix Pharmaceuticals Holdings, Inc.
Proteolix, Inc. (nka:Onyx Therapeutics, Inc.)
Protez Pharmaceuticals, Inc.
Salmedix Inc.
Phase 3 Sales of Companies
BioPartners GmbH
Chemgenex Pharmaceuticals Ltd.
Coley Pharmaceutical Group, Inc.
Kosan Biosciences Incorporated
Peplin, Inc.
Speedel Holding AG

U.S. Securities and Exchange Commission
September 28, 2010

          Because some of the aforementioned companies met the characteristics of both a phase 2 and a phase 3 enterprise, the Company included such enterprises as both phase 2 and phase 3 biotech companies that it considers comparable to the Company.
          In response to the third bullet point above, the Company respectfully advises the Staff that it factored in its high financial leverage based on actual and pro forma results as of June 30, 2010 in selecting comparable public entities. As of June 30, 2010, the Company had a term sheet for $15 million of new venture debt. Part of this debt would be used to retire existing debt. At its highest level, the debt will be $15 million, representing a 9.2% debt to the market value of the equity ratio as of June 30, 2010. The debt to market value of equity for the Company’s public comparable companies ranges from 0% to 25% with an average of 6%. The Company has modeled the debt service in its cash flow projections.
          In response to the fourth bullet point above, the Company respectfully advises the Staff that it factored in the Company’s lack of product sales, earnings or cash flows until at least 2013 in selecting comparable public companies. Public companies are used for two purposes in the Company’s models: 1) for the initial public offering models and 2) for the derivation of an industry equity discount rate. For the initial public offering models, the Company used companies at a similar stage; i.e. pre-revenue with the expectation of a prolonged time to revenue generation. For the derivation of the discount rate, the Company used established companies in order to derive the normalized industry equity rate. The rate was adjusted to account for the Company’s smaller size and greater risk.
          In response to the fifth bullet point above, the Company respectfully advises the Staff that the Company used a risk adjusted equity rate of 34% in its June 30, 2010 valuation of its common stock.
          In response to the sixth bullet point above, the Company supplementally advises the Staff that as of June 30, 2010, the value of the Company’s outstanding equity was $163,000,000 at the marketable minority level of value, which includes shares of its common stock, shares of preferred stock, common stock options and preferred stock warrants.
16.	You utilize the NASDAQ Biotechnology 100 Index as a proxy for the volatility of your common stock price. According to the response to question 6 of ASC 718-10-S99 you should not substitute the volatility of an index for the expected volatility of your common share price. You should instead consider public entities that are comparable in terms of industry, stage of life cycle, size and financial leverage. Please address the following:
•	Tell us how the 100 biotech companies that comprise the NASDAQ Biotechnology 100 Index are comparable to you in terms of disease focus, stage of clinical trials and size;

•	Tell us why you determined the fair value of your common stock in the initial public offering and sale of the company scenarios based on the values of biotech companies comparable in terms of disease focus, stage of clinical trials and size but assumed the expected volatility of your common stock based on an industry index;

•	Tell us how the 100 biotech companies that comprise the NASDAQ Biotechnology 100 Index are comparable to you in terms of financial leverage given your high debt level based on actual and pro forma results as of June 30, 2010; and

U.S. Securities and Exchange Commission
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•	Tell us how the 100 biotech companies that comprise the NASDAQ Biotechnology 100 index are comparable to you in terms of revenues, profitability and cash flows given that you will not have product sales and presumably earnings or cash flows until at least 2013.
          RESPONSE TO COMMENT 16:
          The Company supplementally advises the Staff that it has historically determined its stock based compensation using the calculated value method not the fair value method under the provisions of ASC 718. In considering the guidance in ASC 718 the Company specifically looked at the provisions of ASC 718-10-55-55. The Company concluded that it was not practical to estimate the expected volatility of its share price because it was unable to obtain historical volatility of its shares. In estimating the expected volatility, the Company considered its preferred stock offerings which have reflected a stable price per share for an extended period of time and its common stock price which also remained consistent over an extended period of time as well. The Company also examined its peer companies which would be entities in phase 1 or phase 2 clinical trials depending on the date of the grant, focused on a similar therapeutic class and had comparable financial leverage given its outstanding indebtedness on both an actual and pro forma basis. Based on this analysis, the Company determined that its peer companies were similar, early stage venture capital backed companies that were not publicly traded. They also have been using multiple scenarios to determine the value of the Company which included an initial public offering, a sale transaction and a stay private alternative. Until the Company filed its Registration Statement, the likelihood that it would remain a private company during a substantial portion of the life of the options to be valued was relatively high. The fact that the Company was not anticipating becoming a publicly traded company imminently was a factor in determining not to use the fair value model. The Company elected to substitute the volatility of the NASDAQ Biotechnology Index in determining its stock based compensation because this index is the best proxy of what its peer companies would represent over the life of the options being valued (phase 3 clinical trials, a successful initial public offering which would deleverage the capital structure and ultimately recognition of commercial revenue).
          The Company acknowledges that it incorrectly referred to the calculation of its stock based compensation using the fair value method and has updated this accordingly to appropriately reflect that it was determined using the calculated value method in this first amendment to the Registration Statement. The Company also acknowledges that the index utilized is the NASDAQ Biotechnology Index rather than the NASDAQ 100 Biotechnology Index as referenced in the Registration Statement. The Registration Statement has been updated accordingly. The Company also acknowledges that now that it has filed its initial registration statement it is now required to account for all prospective stock compensation grants using fair value consistent with the guidance in ASC 718 for public companies.
          Comparison of Year Ended December 31, 2008 and 2009
          Revenue, page 51
17.	You state on page 51 that you “believe BMS elected to terminate the license as a result of a change in its strategic focus,” If you had any problems meeting your obligations under the agreement, please discuss such difficulties wherever you mention the termination of the agreement in your registration statement.

U.S. Securities and Exchange Commission
September 28, 2010

          RESPONSE TO COMMENT 17:
          The Company supplementally advises the Staff that it did not have any problems meeting its obligations under the agreement and clinical development of the folate-epothilone SMDC was proceeding normally when BMS elected to terminate the license.
          Liquidity and Capital Resources
          Financing Activities, page 55
          Contractual Obligations and
          Commitments, page 56
18.	Please clearly disclose that the contractual obligations table presented here is in $1,000s.
          RESPONSE TO COMMENT 18:
          The Company respectfully draws the Staff’s attention to the caption “(In Thousands)” centered underneath the column headers in the contractual obligations table.
19.	Please disclose the aggregate amount of milestones that may become payable and the types of events that would trigger these payments under the contracts outstanding. Otherwise disclose that you do not expect to achieve these milestones.
          RESPONSE TO COMMENT 19:
          The Company has revised its disclosure to disclose the aggregate amount of milestones that may become payable and the types of events that would trigger these payments under the contracts outstanding.
          Quantitative and Qualitative Disclosures About Market Risks, page 58
20.	We note your statement on page 59 that you may be subject to fluctuations in foreign currency rates in connection with agreements with global contract research organizations and investigational sites. Please expand your disclosure to provide the quantitative information regarding foreign currency exchange rate risk required by Item 305(a)(1) of Regulation S-K.
          RESPONSE TO COMMENT 20:
          The Company has revised its disclosure to provide the quantitative information regarding foreign currency exchange rate risk required by Item 305(a)(1) of Regulation S-K.
          Business
21.	Please expand your disclosure to provide a source for the following statements:
•	On page 66, “[t]he three largest cancer drugs in the world, Avastin, Herceptin and Rituxan, are monoclonal antibodies, with collective U.S. sales of $7.3 billion in 2009.”

U.S. Securities and Exchange Commission
September 28, 2010

•	On page 76, “[i]n 2009, approximately 177,000 patients in the United States were diagnosed with NSCLC and approximately 141,000 died of the disease.”

•	On page 76, “the disease of more than 75 percent of patients progresses in less than eight weeks following second line or third line therapy.”

•	On page 80, “[i]n 2009, these products generated $9.0 billion in annual sales.”
          RESPONSE TO COMMENT 21:
          The Company has revised its disclosure to provide sources for each of the aforementioned statements. The Company has previously provided to the Staff third-party support for each of these statements.
          Manufacturing, page 82
22.	We note your disclosure on page 82 that the linker system for EC145 is currently obtained from a single source supplier. Please expand your disclosure to identify this supplier. In addition, please identify the manufacturer who has the capacity to manufacture EC145 in quantities that your development and future commercialization efforts, if any, may require.
          RESPONSE TO COMMENT 22:
          The Company has revised its disclosure to disclose the supplier for the linker system for EC145 and that there are multiple manufacturers who have the capacity to manufacture EC145 in quantities that the Company’s development and future commercialization efforts, if any, may require.
Patents and Proprietary Rights, page 90
23.	We note your disclosure on page 91 that you have royalty obligations to Purdue Research Foundation based on sales of products, as well as annual minimum royalty obligations. Please expand your disclosure to provide the range of royalty rates (for example, “low-single-digits,” “high-single-digits,” etc.) that are payable to Purdue based on sales of products. Please also disclose the annual minimum royalty obligations payable to Purdue in this section, as well as the amounts paid to date.
          RESPONSE TO COMMENT 23:
          The Company has revised its disclosure to provide certain of the requested information. The Company respectfully submits that it believes that disclosure of (a) any range of royalty rates that are payable to Purdue based on sales of products, (b) annual minimum royalty obligations payable to Purdue, and (c) the annual minimum royalty amounts paid to date, which include confidential financial information and confidential internal operating metrics, would cause competitive harm to the Company by providing the Company’s competitors with internal operating plan information that could be used by such competitors to the detriment of the Company and its stockholders. The royalty rates that we have with the Purdue Research are at customary levels for transactions of this nature. Accordingly, the Company has not included this specific information in Amendment No. 1.

U.S. Securities and Exchange Commission
September 28, 2010

24.	You disclose on page 92 that you regularly enter into confidentiality and proprietary information agreements with third parties, including employees, independent contractors, suppliers and collaborators. Please provide the Staff with a supplemental copy of the standard confidentiality agreement you enter into with your employees. We may have further comment.
          RESPONSE TO COMMENT 24:
          The Company is supplementally providing to the Staff a copy of its standard confidentiality agreement that the Company enters into with its employees with the submission of this Amendment No. 1.
          Management
          Executive Officers and Directors, page 95
25.	Please expand your discussion of the business experience of Mr. Brauer and Mr. Shannon on page 97 to briefly describe their business experience during the past five years. Please refer to Item 401(e)(1) of Regulation S-K.
          RESPONSE TO COMMENT 25:
          The Company has revised its disclosure to expand the discussion of the business experience of Mr. Brauer on page 97 to expand the disclosure relating to his business experience during the past five years.
          The Company respectfully advises the Staff that the Company believes that the previous disclosure described the business experience of Mr. Shannon during the past five years to sufficiently meet the requirements of Item 401(e)(1) of Regulation S-K. In response to the Staff’s comment, however, the Company has revised its disclosure to expand the discussion of Mr. Shannon’s relevant experience.
          Compensation Discussion and Analysis
          Performance-driven Compensation, page 105
26.	Please file the Officer/VP Bonus Plan described on page 107 as an exhibit to your registration statement, or provide a legal analysis as to why you are not required to file this agreement as an exhibit pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.
          RESPONSE TO COMMENT 26:
          The Company respectfully advises the Staff that the Company does not have any detailed formal written policy with respect to its officer bonus program and has updated the disclosure to reflect this fact.
27.	You state on page 108 that the Board of Directors approved a bonus pool of $153,000 to be allocated among your NEOs, other than Mr. Ellis, Please expand your disclosure to describe how the Board of Directors determined the amount of the bonus pool.

U.S. Securities and Exchange Commission
September 28, 2010

          RESPONSE TO COMMENT 27:
          The Company has revised its disclosure to describe how the Company’s Board of Directors determined the amount of the bonus pool.
28.	We note that each NEO received a bonus award in 2009. On page 107, you state that bonuses may be determined based on achievement of performance goals, among other things. Please expand your disclosure to describe the material factors that the compensation committee considered in awarding each NEO a bonus.
          RESPONSE TO COMMENT 28:
          The Company has revised its disclosure to describe the material factors that the compensation committee considered in awarding each NEO a bonus.
29.	We note that each NEO received an option award in 2009 and in 2010. On page 108, you state that equity award grants are driven by company performance during the applicable year as well as individual performance and contributions, among other things. Please expand your disclosure to describe the material factors that the compensation committee considered in awarding each NEO option grants in 2009 for 2008 performance, and in 2010 for 2009 performance.
          RESPONSE TO COMMENT 29:
          The Company has revised its disclosure to describe the material factors that the compensation committee considered in awarding each NEO option grants in 2009 for 2008 performance, and in 2010 for 2009 performance.
          Executive compensation
          2009 Summary Compensation Table, page 112
30.	We note that the 2009 salaries disclosed in the Summary Compensation Table differ from the 2009 salaries disclosed in the table on page 107. Please reconcile this inconsistency, or advise us as to why no revision is necessary.
          RESPONSE TO COMMENT 30:
          The Company supplementally advises the Staff that the 2009 salaries disclosed in the Summary Compensation Table on page 112 represents the actual salary amounts paid in 2009, which includes an extra pay check at the end of December 2009 due to timing of holidays and the Company policy of making payroll early when payday falls on a holiday. The 2009 salaries disclosed on the table on page 107 represents the effective base salary amounts that the Company established for 2009 and 2010, respectively. The Company respectfully submits that this timing difference does not warrant any change in the disclosure.
          Limitation on Liability and Indemnification Matters, page 126

U.S. Securities and Exchange Commission
September 28, 2010

31.	Please add a risk factor that discusses the risks to the investor from the limitations on personal liability of your directors contained in your amended and restated certificate of incorporation and bylaws. Please also add a risk factor discussing the risks to the investor from the indemnification provisions contained in your amended and restated certificate of incorporation and bylaws.
          RESPONSE TO COMMENT 31:
          The Company has revised its disclosure to add a risk factor that discusses the risks to the investor from the limitations on personal liability of the Company’s directors contained in its amended and restated certificate of incorporation and bylaws. Additionally, the Company has revised its disclosure to add a risk factor discussing the risks to the investor from the indemnification provisions contained in the Company’s amended and restated certificate of incorporation and bylaws.
          We supplementally note that these indemnification arrangements are consistent with the Delaware General Corporation Law provisions related to director and officer indemnification and in our experience are market practice for a Delaware incorporated company. We also supplementally note that we have entered into indemnification agreements with each of our directors and officers that provide for further rights and obligations as it relates to indemnification arrangements, a form of which the Company has filed as Exhibit 10.1 to the Registration Statement.
          Certain Relationships and Related Party Transactions
          Transactions with Founders and Entities Affiliated with Our Founders, page 130
32.	We note your disclosure on page 130 that Dr. Low is entitled to $50,000 upon the achievement of certain milestones pursuant to a patent assignment agreement dated November 1, 2007 with Optical Therapeutic Technologies. In an appropriate place in your filing, please expand your disclosure to discuss the material terms of this agreement, including each parties’ obligations, any payment provisions, any payments made to date, the term, and any termination provisions. In addition, please file this agreement as an exhibit to your registration statement, or provide us with a legal analysis as to why this agreement need not be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.
          RESPONSE TO COMMENT 32:
          The Company has expanded its disclosure to discuss the material terms of the patent assignment agreement dated November 1, 2007 with Optical Therapeutic Technologies, including information regarding each parties’ obligations, payment provisions, payments made to date, the term and a termination provisions. Additionally, the Company has filed such assignment agreement as Exhibit 10.16 with this Amendment No. 1.
          Note 6 — Notes Payable, page F-14
33.	Please disclose the number of warrants issued, the terms of the warrants and the assumptions used to determine the fair value of the warrants issued in connection with the $15 million loan commitment from a nonbank lender.
          RESPONSE TO COMMENT 33:

U.S. Securities and Exchange Commission
September 28, 2010

          The Company supplementally advises the Staff that in connection with the $15 million GECC and Oxford loan commitment, warrants exercisable for an aggregate of 132,354 shares of preferred stock were issued. The terms of the preferred stock warrants and the assumptions used to determine their fair value are consistent with the disclosures within Note 7 to the notes to the Company’s financial statements. The Company has revised its disclosure within Note 6 to read as follows:
          In connection with the execution of this $15.0 million loan with GECC and Oxford, the Company issued warrants to the lenders to purchase an aggregate of 132,354 shares of Series C-3 convertible preferred stock, in consideration of the loan amount and interest rate. At issuance, the consideration of the warrants was accounted for as a discount to the loan as provided by ASC Subtopic 470-20, Debt with Conversion and Other Options. The fair value of the preferred stock warrants issued was based on observable inputs using quoted market values and the income approach as derived by the Black-Scholes model. The terms of these preferred stock warrants and the fair value assumptions and inputs are consistent with Note 7.
          Note 7 — Preferred Stock Warrants, page F-15
34.	You utilize the NASDAQ Biotechnology 100 Index to determine the volatility of your preferred stock warrants, According to the response to question 6 of ASC 718-10-599 you should not substitute the volatility of an index for the expected volatility of your common share price. You should instead consider public entities that are comparable in terms of industry, stage of life cycle, size and financial leverage. Please address the following:
•	Tell us how the 100 biotech companies that comprise the NASDAQ Biotechnology 100 Index are comparable to you in terms of disease focus, stage of clinical trials and size;

•	Tell us why you determined the fair value of your common stock in the initial public offering and sale of the company scenarios based on the values of biotech companies comparable in terms of disease focus, stage of clinical trials and size but assumed the expected volatility of your common stock based on an industry index;

•	Tell us how the 100 biotech companies that comprise the NASDAQ Biotechnology 100 Index are comparable to you in terms of financial leverage given your high debt level based on actual and pro forma results as of June 30, 2010; and

•	Tell us how the 100 biotech companies that comprise the NASDAQ Biotechnology 100 Index are comparable to you in terms of revenues, profitability and cash flows given that you will not have product sales and presumably earnings or cash flows until at least 2013.
          RESPONSE TO COMMENT 34:
          The Company supplementally advises the Staff that in determining the volatility for purposes of valuing its preferred stock warrants, the Company utilized the same approach in calculating volatility that it did for valuing its common stock options. See the Company’s response to comment 16, which describes the rationale and guidance that the Company used in electing to utilize the NASDAQ Biotechnology Index for purposes of valuing its options and warrants. The preferred stock warrants will convert to warrants to purchase common stock upon the initial public offering, at which point these warrants will no longer be liability instruments and not marked to fair value each period.

U.S. Securities and Exchange Commission
September 28, 2010

The Company intends to utilize the NASDAQ Biotechnology Index until the Company’s initial public offering is declared effective, at which point all of the warrants will convert to common stock warrants and will be classified in equity and no longer be required to be marked to fair value each period.
          Note 9 — Convertible Preferred Stock, page F-16
35.	Please revise your disclosure to include the following information:
•	The description of the inputs used in the weighted-average formula to calculate the adjusted conversion price in the event of common stock issuance below the conversion price;

•	The description of how the above inputs are used in calculating the adjusted conversion price;

•	The terms of the redemption feature (i.e., redemption value, redemption date or redeemable period, who may initiate the redemption, etc.); and,

•	The description of the voting rights. The description should clarify whether preferred shareholders have the same voting rights and if not, what the restrictions are, and how the number of votes are determine (e.g. as converted basis).
In addition, please provide us an analysis that supports the classification of the convertible preferred stock as temporary equity.
          RESPONSE TO COMMENT 35:
          The Company has revised its disclosure to include additional disclosure in footnote 9. In response to the first and second bullet point above, the Company has revised its disclosure as follows:
          Conversion. Each share of the Company’s convertible preferred stock may be converted at any time into shares of common stock at its conversion price at the option of the stockholder. The conversion price, which is $1.00 for the Series A-1, $3.00 for the Series A-2 and $4.25 per share for the Series B, C-1, C-2 and C-3 convertible preferred stock at December 31, 2009, adjusts proportionally for stock splits, stock dividends, and recapitalizations. If the Company issues or is deemed to have issued additional shares of common stock at a purchase price less than the applicable conversion price, exclusive of common stock options and certain other excluded issuances, the conversion price will be adjusted based on a weighted-average formula. The weighted-average formula is based upon the initial conversion price and common stock outstanding prior to issuance of additional shares of common stock. The conversion price is adjusted by multiplying it by a fraction, the numerator of which is the common stock outstanding prior to the issuance of additional shares of common stock plus the number of additional shares that would be purchased based upon the consideration received through the issuance and the conversion price, if any, and the denominator of which is the number of shares of common stock outstanding prior to the issuance of additional shares of common stock plus the number of additional shares of common stock issued or deemed issued.

U.S. Securities and Exchange Commission
September 28, 2010

          In response to the third bullet point above addressing redemption features, we supplementally advise the Staff that no redemption feature currently exists within the convertible preferred stock instruments.
          In response to the third and fourth bullet points above, the Company has revised its disclosure as follows:
          Voting. Both holders of convertible preferred stock and common stock have voting rights. Each share of convertible preferred stock and common stock is entitled to one vote. Convertible preferred stock and common stock maintain the same voting rights, except for the election of the Board of Directors under which separate classes, based upon common stock and series of preferred stock, vote to elect a pre-determined number of directors.
Analysis of Convertible Preferred Stock
          The Company evaluated the classification of its convertible preferred stock under ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging to determine whether the preferred stock should be classified as a liability or equity instrument. The analysis also considered whether or not the convertible preferred stock should be classified as permanent or temporary equity. The Company’s analysis consisted of the following steps:
(1)	The Company evaluated the convertible preferred stock instruments under ASC 480-15-25 to determine whether the instruments met the liability recognition criteria. Based upon our evaluation of the convertible preferred stock instruments, the Company concluded that the instruments did not meet the criteria to be classified as a liability under ASC 480-10-25, and therefore represented an equity instrument as (1) the instruments are not mandatorily redeemable, (2) at inception, the instruments did not embody an obligation to repurchase the Company’s equity shares, nor is the convertible preferred stock redeemable for cash or other assets and (3) does not represent a conditional or unconditional obligation by the Company. Lastly, the convertible preferred stock is convertible to common stock only, through physical settlement.

(2)	The Company further evaluated the convertible preferred stock under ASC Sub-Topic 815-40-25-7 through 815-40-25-38, which address whether the Company may be required to settle the convertible preferred stock in cash. The analysis performed concluded that no provisions exist that would preclude the instruments from being classified as equity based upon the following:
a.	The instruments are settled through physical settlement only, and in the event of liquidation, the preferred stock holders may receive cash. As provided by ASC 815-40-25-9, cash settlement upon liquidation does not preclude equity accounting as the cash received by the preferred stockholders is consistent with what the holders of the underlying common stockholders receive;

b.	Settlement in unregistered shares is permitted;

c.	Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the instrument could remain outstanding;

U.S. Securities and Exchange Commission
September 28, 2010

d.	The instrument contains an explicit share limit;

e.	There is no required cash payment if the Company fails to make timely required filings with the Securities and Exchange Commission;

f.	No cash-settled, top-off, or make-whole provisions exist;

g.	The preferred stockholders do not hold priority or rights similar to a creditor in the event of bankruptcy; and

h.	No collateral is required at any point, or for any reason.
(3)	As determined within the provision of ASC Topics 480 and 815, the Company concluded that the convertible preferred stock instruments should be classified as equity. The Company next evaluated whether the instruments should be classified as permanent or temporary equity under ASC 480-10-S99-1.
In their current form, the convertible preferred stock instruments are not redeemable, however the instruments may be modified to become redeemable at a future date, as determined by a majority vote by the Board of Directors and voted upon by the preferred stockholders. The preferred stockholders maintain control of the Board of Directors through the voting rights that are specified in the terms of the preferred stock agreements. These voting provisions demonstrate that the decision making is not within the Company’s control and therefore meet the definition of preferred stock whose redemption is outside the control of the issuer as provided within ASC 480-10-S99-1, paragraph 2. As such, the Company concluded that temporary equity classification was appropriate.
          Signatures
36.	We note that your chief executive officer and chief financial officer have signed this Form S-1 in those capacities pursuant to Instruction 1 to Signatures on Form S-1, but that the registration statement has not been signed by your controller or principal accounting officer. Please amend your Form S-1 to have your controller or principal accounting officer sign this Form S-1.
          RESPONSE TO COMMENT 36:
          In response to the Staff’s comment, we have revised the signature page to identify Michael A. Sherman, who is the Company’s chief financial officer as its principal accounting officer.
          In addition to the aforementioned responses to the Staff’s comments, the Company confirms that it will, at the time it requests acceleration of effectiveness of the Registration Statement, provide a written statement from the Company acknowledging that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

U.S. Securities and Exchange Commission
September 28, 2010

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *

U.S. Securities and Exchange Commission
September 28, 2010

          Please direct your questions or comments regarding this letter or Amendment No. 1 to the undersigned or Elton Satusky at (650) 996-4063. Thank you for your assistance.

Respectfully submitted, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Elton Satusky

Elton Satusky

cc:	P. Ron Ellis
3000 Kent Avenue, Suite A1-100
West Lafayette, IN 47906

David J. Segre, Esq.
Elton Satusky, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

Bruce K. Dallas, Esq.
Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025